Exhibit 99.2

ASML Receives Intel’s Preferred Quality Supplier Award

Veldhoven, the Netherlands, April 12, 2012 — ASML has been recognized as one of 19 companies receiving Intel Corporation’s Preferred Quality Supplier (PQS) award for their performance in 2011. ASML is recognized for their significant contributions providing Intel with semiconductor lithography equipment, deemed essential to Intel’s success.

“ASML is honored to be selected by Intel as a recipient of their Preferred Quality Supplier award for 2011. This is the third consecutive year that Intel has recognized ASML’s commitment to quality, innovation and customer satisfaction. Our employees strive to consistently improve the product performance and service we provide our customers. We are grateful for both our relationship with Intel and the recognition of our efforts as we work together to deliver on the promise of Moore’s Law,” said Frits van Hout, executive vice president and chief marketing officer, ASML.

“For multiple generations, ASML has consistently developed and delivered leading edge lithography solutions to Intel. We recognize their continued commitment to technical innovation aimed toward extending lithography into the future,” said Janice Golda, Lithography Capital Equipment Development director, Intel Corporation.

The PQS award is part of Intel’s Supplier Continuous Quality Improvement (SCQI) program that encourages suppliers to strive for excellence and continuous improvement. To qualify for PQS status, suppliers must score 80 percent on a report card that assesses performance and ability to meet cost, quality, availability, technology, environmental, social and governance goals. Suppliers must also achieve 80 percent or greater on a challenging improvement plan and demonstrate solid quality and business systems. Additional information about the SCQI program is available at http://intel.com/go/quality.

A celebration to honor PQS award winners will be held in Santa Clara. In addition, there will be an announcement on Intel’s website at http://intel.com/.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML serves chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

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